AGENCY AGREEMENT

February 23, 2012

Ur-Energy Inc.

10758 W. Centennial Road

Littleton, Colorado

80127 USA

Attention:	Wayne W. Heili
President & Chief Executive Officer

Dear Sirs/Mesdames:

Re:	Private Placement of Common Shares

Dundee Securities Ltd. and ROTH Capital Partners, LLC (collectively, the “Agents” and individually, an “Agent”) understand that:

(a)	Ur-Energy Inc. (the “Corporation”) is authorized to issue an unlimited number of common shares of the Corporation (the “Common Shares”);
(b)	as at February 22, 2012, 103,774,252 Common Shares were outstanding as fully paid and non-assessable shares and an aggregate of 8,249,978 Common Shares were reserved for issue pursuant to outstanding options, restricted share units, warrants and other rights to acquire Common Shares;
(c)	the Corporation is prepared to issue and sell 15,000,000 Common Shares of the Corporation at a price of $1.00 per Common Share (the “Purchase Price”); and
(d)	the Corporation has granted the Agents an option (the “Over-Allotment Option”), which may be exercised in whole or in part at the Agents’ sole discretion, to acquire up to 2,250,000 additional Common Shares at the Purchase Price. The Over-Allotment Option may be exercised at any time up to 48 hours prior to the Closing (as hereinafter defined) to cover over-allotments, if any.

The Corporation acknowledges and agrees that each Agent is acting, on a reasonable “best efforts” basis, solely in the capacity of an arm’s length contractual counterparty to the Corporation with respect to the offering of Offered Securities (as hereinafter defined) contemplated hereby (including in connection with determining the terms of the Offering (as hereinafter defined)) and not as a financial advisor or a fiduciary to the Corporation or any other Person (as hereinafter defined). Additionally, neither Agent is advising the Corporation or any other Person as to any legal, tax, investment, accounting or regulatory matters in any jurisdiction. The Corporation shall consult with its own advisors concerning such matters and shall be responsible for making its own independent investigation and appraisal of the transactions contemplated hereby, and the Agents shall have no responsibility or liability to the Corporation with respect thereto. Any review by the Agents of the Corporation, the transactions contemplated hereby or other matters relating to such transactions will be performed solely for the benefit of the Agents and shall not be on behalf of the Corporation. The Corporation agrees that it will not claim that the Agents, or either of them, have rendered advisory services of any nature or respect in connection with the Offering or the process leading thereto.

Based upon the understanding of the Agents set out above and upon the terms and subject to the conditions contained hereinafter, the Agents hereby agree to serve on a reasonable “best efforts” basis as exclusive placement agents for the Corporation in connection with the proposed private placement of the Offered Securities.

The Corporation acknowledges and agrees that the Agents are under no obligation to purchase and hold, or purchase and resell, any of the Offered Securities.

The Agents, acting through the U.S. Placement Agent (as hereinafter defined) in accordance with section 10 hereto, may offer and sell the Offered Securities in the United States (as hereinafter defined) to U.S. Accredited Investors (as hereinafter defined) in accordance with Rule 506 of Regulation D (as hereinafter defined). With respect to Offered Securities to be sold in the United States to U.S. Accredited Investors in accordance with Rule 506 of Regulation D, all Offered Securities sold to Persons in the United States, if any, in accordance with Rule 506 of Regulation D shall be sold directly to such Persons as Purchasers (as hereinafter defined) by the Corporation.

The terms and conditions of this Agreement are as follows:

1.	Definitions, Interpretation and Schedules
(a)	Definitions: In addition to the terms defined elsewhere in this Agreement, whenever used in this Agreement:
(i)	“Agents” has the meaning ascribed thereto on the face page hereof;
(ii)	“Agreement” means the agreement resulting from the acceptance by the Corporation of the offer made by the Agents herein, including the schedules attached hereto, as amended or supplemented from time to time;
(iii)	“Ancillary Documents” means all agreements, indentures, certificates and documents executed and delivered, or to be executed and delivered, by the Corporation in connection with the transactions contemplated by this Agreement or the Subscription Agreements and includes the Subscription Agreements;
(iv)	“Auditors” means PricewaterhouseCoopers LLP, Chartered Accountants, the auditors of the Corporation;
(v)	“Bootheel Project” means the uranium project in the Shirley Basin area in Albany County, Wyoming held by The Bootheel Project, LLC, in which the Corporation has a 25% interest as of December 31, 2011;
(vi)	“Business Day” means a day other than a Saturday, Sunday or any other day on which the principal chartered banks located in Ottawa, Ontario or Denver, Colorado are not open for business;
(vii)	“Closing” means the purchase and sale of the Offered Securities, subscribed for by the Purchasers pursuant to the Subscription Agreements, pursuant to this Agreement;

(viii)	“Closing Date” means February 23, 2012 or such other date as the Corporation and the Agents may mutually agree upon in writing;
(ix)	“Closing Time” means 11:00 a.m. (Toronto time) on the Closing Date or such other time on the Closing Date as the Corporation and the Agents may mutually agree;
(x)	“Contaminant” has the meaning ascribed thereto in paragraph 8(oo)(i) hereof;
(xi)	“Common Shares” means the common shares which the Corporation is authorized to issue as constituted on the date hereof;
(xii)	“Corporation” means Ur-Energy Inc., a corporation continued under the Canada Business Corporations Act and includes any successor corporation thereto;
(xiii)	“Directed Selling Efforts” means “directed selling efforts” as that term is defined in Rule 902(c) of Regulation S. Without limiting the foregoing, but for greater clarity in this Agreement, it means, subject to the exclusions from the definition of directed selling efforts contained in Regulation S, any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for the Offered Securities, and includes the placement of any advertisement in a publication with a general circulation in the United States that refers to the offering of the Offered Securities;
(xiv)	“Distribution Compliance Period” means the forty (40) day period following the later of: (A) the date the Offered Securities are first offered to Persons other than distributors in reliance upon Regulation S; and (B) the Closing Date, subject to certain exceptions as further defined in Rule 902(f) of Regulation S;
(xv)	“Environmental Activity” has the meaning ascribed thereto in paragraph 8(oo)(i) hereof;
(xvi)	“Environmental Laws” has the meaning ascribed thereto in paragraph 8(oo)(i) hereof;
(xvii)	“Exploration Projects” means the projects at the Corporation’s Screech Lake, Gravel Hill and Bugs properties, the project in western Nebraska, the Hauber project and other properties adjacent to the Lost Creek Project, each as further described under the heading “General Development of the Business” in the Corporation’s annual information form for the fiscal year ended December 31, 2010;
(xviii)	“Foreign Issuer” means a “foreign issuer” as that term is defined in Rule 902(e) of Regulation S. Without limiting the foregoing, but for greater clarity in this Agreement, it means any issuer which is (A) the government of any country other than the United States or of any political subdivision thereof or a national of any country other than the United States; or (B) a corporation or other organization incorporated under the laws of any country other than the United States, except an issuer meeting the following conditions as of the last business day of the most recently completed second fiscal quarter: (1) more than 50 percent of the outstanding voting securities of such issuer are held of record either directly or indirectly by residents of the United States; and (2) any of the following: (I) the majority of the executive officers or directors are United States citizens or residents, (II) more than 50 percent of the assets of the issuer are located in the United States, or (III) the business of the issuer is administered principally in the United States;

(xix)	“General Solicitation” and “General Advertising” means “general solicitation” and “general advertising”, respectively, as used in Rule 502(c) of Regulation D promulgated under Sections 3(b) and 4(2) of the U.S. Securities Act, including, but not limited to, advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio or television or the internet, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising or any other manner of distribution involving a public offering within the meaning of section 4(2) of the U.S. Securities Act;
(xx)	“Governmental Authority” means any: (A) national, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign; (B) subdivision, agent, commission, board or authority of any of the foregoing; or (C) quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;
(xxi)	“Information” means all information regarding the Corporation that is, or becomes, publicly available as filed with the Stock Exchanges and any applicable Canadian or U.S. securities regulatory authority (including on SEDAR or EDGAR) and includes, but is not limited to, all material change reports, press releases, financial statements and management’s discussion and analysis of the Corporation;
(xxii)	“Lead Agent” means Dundee Securities Ltd.;
(xxiii)	“Lost Creek Project” means the Corporation’s project consisting of 201 federal unpatented lode mining claims and one State of Wyoming mineral lease, together totalling approximately 4,254 acres (1,722 hectares) located in the Great Divide Basin, Wyoming;
(xxiv)	“Lost Soldier Project” means the Corporation’s project consisting of 143 lode mining claims totalling approximately 2,710 mineral acres (1,097 hectares) located in the Great Divide Basin, Wyoming;
(xxv)	“NI 43-101” means National Instrument 43-101 – Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators;
(xxvi)	“NI 51-102” means National Instrument 51-102 – Continuous Disclosure Obligations of the Canadian Securities Administrators;
(xxvii)	“NI 52-109” means National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings of the Canadian Securities Administrators;

(xxviii)	“NYSE Amex” means NYSE Amex, LLC;
(xxix)	“Offered Securities” means 17,250,000 Common Shares to be issued and sold at the Purchase Price under the Offering;
(xxx)	“Offering” means the offering for sale by the Corporation on a private placement basis of the Offered Securities;
(xxxi)	“Offering Jurisdictions” means each of the provinces of Canada except the Province of Québec, the United States and each state thereof, and such other jurisdictions outside of Canada and the United States as may be mutually agreed upon by the Agents and the Corporation where the Offered Securities are offered to prospective Purchasers or those provinces, territories or other jurisdictions where Purchasers reside, as the context permits or requires;
(xxxii)	“Ontario Act” means the Securities Act (Ontario) and the regulations thereunder, together with the instruments, policies, rules, orders, codes, notices and interpretation notes of the Ontario Securities Commission, as amended, supplemented or replaced from time to time;
(xxxiii)	“Person” means an individual, a firm, a corporation, a syndicate, a partnership, a trust, an association, an unincorporated organization, a joint venture, an investment club, a government or an agency or political subdivision thereof and every other form of legal or business entity of any nature or kind whatsoever;
(xxxiv)	“Projects” means the Lost Creek Project, Lost Soldier Project, the Bootheel Project and the Exploration Projects;
(xxxv)	“Purchase Price” means the price to be paid by the Purchasers for each Offered Security under the Offering, being $1.00 per Offered Security;
(xxxvi)	“Purchasers” means, collectively, the purchasers of the Offered Securities;
(xxxvii)	“Regulation D” means Regulation D under the U.S. Securities Act;
(xxxviii)	“Regulation S” means Regulation S under the U.S. Securities Act;
(xxxix)	“Reporting Jurisdictions” means, collectively, the Provinces of British Columbia, Alberta, Saskatchewan, Manitoba and Ontario;
(xl)	“Securities Commissions” means the securities regulatory authorities of the Offering Jurisdictions;
(xli)	“Securities Laws” means, as applicable, the securities legislation and regulations of, and the instruments, prescribed forms, policy statements, rules, orders, codes, notices, blanket rulings and interpretation notes of the securities regulatory authorities (including the rules and policies of the Stock Exchanges) of, the Offering Jurisdictions;
(xlii)	“Stock Exchanges” means, collectively, the TSX and the NYSE Amex;

(xliii)	“Subscription Agreements” means collectively, the subscription agreements to be entered into between the Corporation and each of the Purchasers with respect to the purchase of the Offered Securities;
(xliv)	“Subsidiaries” means, collectively, Ur-Energy USA Inc., Lost Creek ISR, LLC, ISL Resources Corporation, CBM-Energy Inc., ISL Wyoming, Inc., NFU Wyoming, LLC, NFUR Bootheel, LLC, NFUR Hauber, LLC and Hauber Project LLC and “Subsidiary” means any one of the Subsidiaries;
(xlv)	“Transfer Agent” means Computershare Investors Services Inc., the registrar and transfer agent for the Common Shares;
(xlvi)	“TSX” means the Toronto Stock Exchange;
(xlvii)	“United States” or “U.S.” means the United States of America, its territories and possessions, any state of the United States and the District of Columbia;
(xlviii)	“U.S. Accredited Investors” means those “accredited investors” within the meaning of Rule 501(a) under Regulation D;
(xlix)	“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended;
(l)	“U.S. GAAP” means United States generally accepted accounting principles;
(li)	“U.S. Person” means a “U.S. Person” as defined in Rule 902(k) of Regulation S;

(lii)	“U.S. Placement Agent” means ROTH Capital Partners, LLC;
(liii)	“U.S. Purchaser” means any Person who is a U.S. Person, a Person in the United States or a Person purchasing the Offered Securities for the account or for the benefit of a U.S. Person or a Person in the United States, or a Person who is otherwise subject to the Securities Laws of the United States and is a U.S. Accredited Investor; and
(liv)	“U.S. Securities Act” means the United States Securities Act of 1933, as amended.
(b)	Other Defined Terms: Whenever used in this Agreement, the words and terms “affiliate”, “associate”, “material fact”, “material change”, “misrepresentation” and “subsidiary” shall have the meaning given to such word or term in the Ontario Act unless specifically provided otherwise herein.
(c)	Plural and Gender: Whenever used in this Agreement, words importing the singular number only shall include the plural and vice versa and words importing the masculine gender shall include the feminine gender and neuter.
(d)	Currency: All references to monetary amounts in this Agreement are to lawful money of Canada.

(e)	Schedules: The following schedules are attached to this Agreement and are deemed to be a part of and incorporated in this Agreement:
Schedule	Title

A	Legal Opinion

2.	The Offered Securities
(a)	Offered Securities: The Offered Securities include 17,250,000 Common Shares to be purchased from the Corporation by the Purchasers.
3.	The Offering
(a)	Appointment of Agents: Subject to the terms and conditions of this Agreement, the Agents will, on a reasonable “best efforts” basis, offer and sell the Offered Securities to potential Purchasers in the Offering Jurisdictions at the Purchase Price, by way of private placement.
(b)	Sale on Exempt Basis: Each Purchaser of Offered Securities shall purchase such Offered Securities in the Offering Jurisdictions in compliance with Securities Laws and in such manner so that, pursuant to the provisions of the Securities Laws, no prospectus, registration statement or offering memorandum or other similar document need be filed with, or delivered to, any Securities Commission in connection therewith.
(c)	Sales to U.S. Purchasers: The Agents shall offer and sell the Offered Securities in the United States to or for the account or benefit of U.S. Purchasers that are U.S. Accredited Investors only through the U.S. Placement Agent, pursuant to the exemption from the registration requirements under Rule 506 of Regulation D and applicable U.S. state securities laws, all such sales to be carried out and completed in compliance with section 10 hereof.
(d)	Selling Group: The Corporation agrees that, subject to the consent of the Corporation, such consent not to be unreasonably withheld, the Agents have the right to invite one or more investment dealers to form a selling group to participate in the soliciting of offers to purchase the Offered Securities. The Agents shall have the exclusive right to control all compensation arrangements between the members of the selling group which shall be at the sole expense of the Agents. The Agents shall ensure that any investment dealer who is a member of any selling group formed by the Agents pursuant to the provisions of this subsection 3(d) or with whom the Agents have a contractual relationship with respect to the Offering, if any, shall comply with the covenants and obligations given by the Agents herein.
(e)	Covenants of the Agents: Each Agent covenants with the Corporation that (i) it will comply with the Securities Laws of the Offering Jurisdictions in which it solicits or procures subscriptions for Offered Securities in connection with the Offering; (ii) it has not and will not solicit or procure subscriptions for Offered Securities so as to require the registration thereof or the filing of a prospectus, offering memorandum, registration statement or similar document with respect thereto or the provision of a contractual right of action under the laws of any jurisdiction and no continuous disclosure or similar periodic filing obligation will be created for the Corporation as a result of the manner in which an Agent has solicited an offer to purchase or sold the Offered Securities; (iii) it will obtain from each Purchaser an executed Subscription Agreement in a form acceptable to the Corporation and the Agents, acting reasonably; and (iv) with respect to offers and sales of the Offered Securities to U.S. Purchasers, (A) it will make all offers and effect all sales of the Offered Securities prior to the expiration of the Distribution Compliance Period only in accordance with the provisions of Rule 903 or 904 of Regulation S, pursuant to registration of the Offered Securities under the U.S. Securities Act, or pursuant to an available exemption from the registration requirements of the U.S. Securities Act, and (B) it will send a confirmation or other notice to any Purchaser who purchases any Offered Securities during the Distribution Compliance Period stating that such Purchaser is subject to the same restrictions on offers and sales of the Purchased Shares that apply to such Agent. Each Agent represents and warrants that it is, and, to the best of its knowledge, each member of any selling group formed by the Agents shall be, qualified to so act in the Offering Jurisdictions in which such member solicits or procures subscriptions for the Offered Securities.

(f)	Filings: The Corporation undertakes to file or cause to be filed all forms and undertakings required to be filed by the Corporation in connection with the Offering so that the distribution of the Offered Securities may lawfully occur in the Offering Jurisdictions without the necessity of filing a prospectus or an offering memorandum in any Offering Jurisdiction and the Agents undertake to use the commercially reasonable efforts thereof to cause the Purchasers of the Offered Securities to complete (and it shall be a condition of Closing in favour of the Corporation that the Purchasers complete and deliver to the Corporation) any forms, reports, documentation and undertakings required by the Securities Laws or by the Corporation, acting reasonably. All fees payable in connection with such filings shall be at the expense of the Corporation.
(g)	No Offering Memorandum: Neither the Corporation nor the Agents have or shall (i) provide to prospective purchasers of Offered Securities any document or other material that would constitute an “offering memorandum”, a “prospectus” or “future oriented financial information” within the meaning of the Securities Laws, or (ii) engage in or authorize any form of General Solicitation or General Advertising in connection with the offer and sale of the Offered Securities, including but not limited to, causing the sale of the Offered Securities to be advertised in any newspaper, magazine, printed public media, printed media or similar medium of general and regular paid circulation, broadcast over radio, television or telecommunications, including electronic display or the internet, or otherwise, or conduct any seminar or meeting relating to any offer and sale of the Offered Securities whose attendees have been invited by a General Solicitation or General Advertising.
4.	Due Diligence

The Corporation shall allow the Agents to conduct all due diligence investigations, including meeting with senior management of the Corporation and the Auditor, and review all material documentation, as the Agents shall consider appropriate, acting in a professionally vigilant manner, in connection with the Offering.

5.	Deliveries By Closing Time
(a)	Deliveries: By the Closing Time:

(i)	all actions required to be taken by or on behalf of the Corporation including, without limitation, the passing of all required resolutions of the directors, including committees of the directors, and shareholders, if applicable, of the Corporation, shall have occurred in order to complete the transactions contemplated by this Agreement and the Subscription Agreements, including, without limitation, to issue the Offered Securities, and a certified copy of all such resolutions shall have been delivered by the Corporation to the Agents;
(ii)	the Corporation shall have delivered or caused to be delivered to the Agents:
A.	a legal opinion of counsel to the Corporation, Fasken Martineau DuMoulin LLP, addressed to the Agents and the Purchasers addressing the subject matter in Schedule “A” hereto, it being understood that such counsel may rely on opinions of local counsel acceptable to them as to matters governed by the laws of jurisdictions other than the Provinces of British Columbia, Alberta and Ontario and the federal laws of Canada applicable therein,
B.	a legal opinion of U.S. counsel to the Corporation addressed to the Agents and the Purchasers to the effect that no registration of the Offered Securities will be required under the U.S. Securities Act, it being understood that such counsel need not express its opinion with respect to any subsequent resales,
C.	a title opinion of Lathrop & Gage LLP, counsel to the Corporation with respect to title to the property used in the Lost Creek Project with a covering letter addressed to the Agents and the Purchasers,
D.	a certificate dated the Closing Date signed by an appropriate officer of the Corporation and addressed to, among others, the Agents and the Purchasers with respect to the articles and by-laws of the Corporation, the resolutions of the directors and shareholders, if any, of the Corporation and any other corporate action taken relating to this Agreement and the Ancillary Documents and with respect to such other matters as the Agents may reasonably request and including specimen signatures of the signing officers of the Corporation,
E.	a Subscription Agreement from each Purchaser accepted by the Corporation,
F.	definitive certificates representing the Offered Securities registered in the names of the Purchasers or in such other name or names as the Purchasers or the Agents may direct or electronic registration representing the Offered Securities registered in the name of CDS & Co. as the Agents may direct,
G.	the lock-up agreements executed by certain officers and directors of the Corporation, as requested by the Agents acting reasonably, and
H.	such further documents as may be contemplated by this Agreement or as the Agents may reasonably require,

all of which documents referenced in this clause 5(a)(ii) shall be in form and substance satisfactory to the Agents;

(iii)	on or prior to Closing, the Corporation shall have delivered to the Agents a written direction of the Corporation directing the Agents to deliver the net proceeds from the sale of the Offered Securities to the Corporation in accordance with clause 5(a)(iv) below; and
(iv)	the Agents shall have delivered or cause to be delivered to the Corporation:
A.	payment of the aggregate Purchase Price for the Offered Securities purchased by the Purchasers net of (i) the commission payable by the Corporation to the Agents as provided in section 7 of this Agreement, and (ii) the expenses payable by the Corporation to the Agents as provided in section 13 of this Agreement, by wire transfer as directed in writing by the Corporation, against delivery from the Corporation to the Agents of a receipt for the aggregate Purchase Price for such Offered Securities, less the foregoing amounts, and
B.	such further documents as may be contemplated by this Agreement or as the Corporation may reasonably require,

all in form and substance satisfactory to the Corporation.

6.	Closing
(a)	Closing: The Closing shall be completed at the offices of counsel for the Corporation and at the offices of counsel for the Lead Agent at the Closing Time.
(b)	Conditions of Closing: The following are conditions precedent to the obligation of the Agents to complete the Closing and of the Purchasers to purchase the Offered Securities, which conditions the Corporation hereby covenants and agrees to use reasonable “best efforts” to fulfill within the time set out herein, and which conditions may be waived in writing in whole or in part by the Agents pursuant to subsection 16(g) hereof:
(i)	the Corporation shall have received all necessary approvals and consents, including all necessary regulatory approvals and consents (including those of the Stock Exchanges) required for the completion of the transaction contemplated by this Agreement, all in form and substance satisfactory to the Agents, and the Stock Exchanges shall have conditionally approved the listing thereon of the Offered Securities, subject to the fulfillment of normal conditions;
(ii)	receipt by the Agents of the documents set forth in section 5 of this Agreement to be delivered to the Agents;
(iii)	the representations and warranties of the Corporation contained herein being true and correct as of the Closing Time with the same force and effect as if made at and as of the Closing Time after giving effect to the transactions contemplated hereby;

(iv)	the Corporation having complied with all covenants, and satisfied all terms and conditions, contained herein to be complied with and satisfied by the Corporation at or prior to the Closing Time; and
(v)	the Agents not having previously terminated the obligations pursuant to this Agreement.
7.	Fee
(a)	Commission: In consideration of the services to be performed by the Agents in connection with the Offering, the Corporation shall, at the Closing Time, pay to the Agents or as the Agents may otherwise direct, a cash fee of 4.5% of the aggregate Purchase Price for the Offered Securities, together with the expenses payable by the Corporation to the Agents pursuant to section 13, which amount may be withheld by the Agents from the aggregate Purchase Price payable to the Corporation as set forth in subclause 5(a)(iv)A.
(b)	Division of Commission: Without consideration as to which Agent actually sold the Offered Securities, the fee payable to the Agents pursuant to subsection 7(a) hereof shall be divided between the Agents such that 60% thereof shall be payable to the Lead Agent and 40% thereof shall be payable to the U.S. Placement Agent.
(c)	Bookrunner Fee: It is agreed among the Agents that, as sole bookrunner, the Lead Agent will be entitled to a 3.0% bookrunner fee, which, for the avoidance of doubt, shall not increase the cash fee payable by the Corporation pursuant to this Agreement as described in section 7(a).
8.	Representations and Warranties

The Corporation represents and warrants to the Agents and the Purchasers as follows, the Corporation acknowledges that such representations and warranties have been incorporated by reference in the Subscription Agreements and acknowledges that the Agents and the Purchasers are relying upon, and will continue to rely upon, each of such representations and warranties in completing the Closing:

(a)	Incorporation and Organization: Each of the Corporation and each Subsidiary was duly incorporated, amalgamated, continued, formed or organized, as applicable, and is validly existing under the laws of its jurisdiction of incorporation, amalgamation, continuance, formation or organization, as applicable, and has all requisite corporate power and capacity and is duly qualified to carry on its business as now conducted and to own, lease and operate its property and assets and the Corporation has the requisite corporate power and authority to enter into, execute and deliver this Agreement and the Ancillary Documents and to carry out the obligations thereof hereunder and thereunder, including without limitation, the issue of the Offered Securities to the Purchasers for the consideration and upon the terms and conditions set forth herein.
(b)	Authorization: All necessary corporate action has been taken by the Corporation to authorize the execution and delivery of and the performance of its obligations under this Agreement and the Ancillary Documents in accordance with the provisions hereof and thereof.

(c)	Directors and Officers: To the knowledge of the Corporation, none of its directors or officers are currently, or have been in the past, subject to any order or ruling of any securities regulatory authority or stock exchange that currently prohibits, or has prohibited, such individual from acting as a director or officer of a public company or any company listed on a stock exchange.
(d)	Authorized Capital: The authorized capital of the Corporation consists of an unlimited number of Common Shares and Class A Preference Shares, of which, as of February 22, 2012, 103,774,252 Common Shares and no Class A Preference Shares have been validly issued as at the date hereof, are outstanding as fully paid and non-assessable shares and were not issued in violation of any pre-emptive rights or other contractual rights to issue securities issued by the Corporation or of any applicable law.
(e)	Listing: The Common Shares are, and at the Closing Time will be, listed on the Stock Exchanges and the Offered Securities will, at the Closing Time, have been conditionally approved for listing on the Stock Exchanges.
(f)	Listing Requirements: The Corporation is not in default of any of the material listing requirements of the Stock Exchanges applicable to the Corporation including, for avoidance of doubt, any requirement that shareholder approval be obtained for the Offering or the issuance of the Offered Securities.
(g)	Certain Securities Laws Matters: The Corporation is presently a reporting issuer under the securities laws of the Reporting Jurisdictions, and a registrant under the U.S. Exchange Act. The Corporation has timely filed or furnished (or has timely filed necessary extensions with respect thereto) all required reports and is not in default in any material respect of any other requirement of such Securities Laws. The Corporation has implemented and maintains disclosure controls and procedures (as contemplated by Rules 13a-15(e) and 15d-15(e) under the U.S. Exchange Act), and such controls and procedures are effective to ensure that all material information required to be disclosed by the Company in the reports that it files under the U.S. Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms. The Corporation has implemented and maintains a system of internal control over financial reporting (as contemplated by Rules 13a-15(f) and 15d-15(f) under the U.S. Exchange Act) sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes.
(h)	Market Stabilization: Neither the Corporation nor any affiliate of the Corporation has taken, nor will they take, directly or indirectly, any action designed to or which might reasonably be expected to cause or result in, or which has constituted or which might reasonably be expected to constitute, the stabilization, undue influence or manipulation of the price of the Offered Securities or any security of the Corporation to facilitate the sale or resale of any of the Offered Securities.
(i)	Rights to Acquire Securities: No person has any agreement or option or any right or privilege (whether by law, pre-emptive, contractual or otherwise) capable of becoming an enforceable agreement, including convertible securities, warrants or convertible obligations of any nature, for the purchase, acquisition, subscription for, allotment or issuance of any unissued shares or other securities of the Corporation, except for:
(i)	the Offered Securities issuable pursuant to this Agreement; and

(ii)	8,249,978 Common Shares reserved for issuance by the Corporation pursuant to outstanding options, restricted share units, warrants and other rights to acquire Common Shares as at February 22, 2012.
(j)	Transfer Agent: The Transfer Agent has been duly appointed by the Corporation as the registrar and transfer agent for the Common Shares.
(k)	Subsidiaries: The Corporation, directly or indirectly, is the owner of all of the issued and outstanding shares or membership interests of each of its Subsidiaries, in each case free and clear of all mortgages, liens, charges, pledges, hypothecs, security interests, encumbrances, claims or other demands whatsoever, and all those shares have been validly issued, are issued and outstanding as fully paid and non-assessable shares and were not issued in violation of any pre-emptive rights or other contractual rights to issue securities issued by the Subsidiary or of any applicable law.
(l)	Rights to Acquire Securities of the Subsidiaries: No person has any agreement or option or any right or privilege (whether by law, pre-emptive, contractual or otherwise) capable of becoming an enforceable agreement, including convertible securities, warrants or convertible obligations of any nature, for the purchase, acquisition, subscription for, allotment or issuance of any unissued shares or other securities of any Subsidiary, except in respect of the Hauber Project LLC as disclosed in the Information.
(m)	Issue of Offered Securities: The Offered Securities have been duly authorized for issuance and sale by all necessary action on the part of the Corporation and, when issued and delivered by the Corporation against payment of the applicable consideration, the Offered Securities will have been validly issued, will be outstanding as fully paid and non-assessable and will not have been issued in violation of or subject to any pre-emptive rights or other contractual rights to purchase securities issued by the Corporation or in violation of any applicable law.
(n)	Consents and Approvals: None of the offering and sale of the Offered Securities, the execution and delivery of this Agreement or the Ancillary Documents, the compliance by the Corporation with the provisions of this Agreement and the Ancillary Documents or the consummation of the transactions contemplated herein and therein including, without limitation, the issue of the Offered Securities to the Purchasers for the consideration and upon the terms and conditions as set forth herein do or will require the consent, approval, or authorization, order or agreement of, or registration or qualification with, any Governmental Authority, stock exchange, securities regulatory authority or other Person, except (i) such as have been obtained, or (ii) such as may be required under the Securities Laws and the rules, regulations and policies of the Stock Exchanges and will be obtained by the Closing Date.
(o)	Conflicts: None of the offering and sale of the Offered Securities, the execution and delivery of this Agreement or the Ancillary Documents, the compliance by the Corporation with the provisions of this Agreement and the Ancillary Documents or the consummation of the transactions contemplated herein and therein including, without limitation, the issue of the Offered Securities to the Purchasers for the consideration and upon the terms and conditions as set forth herein will (whether after the passage of time or notice or both) result in:

(i)	the breach or violation of any of the provisions of, or constitute a default under, or conflict with or cause the acceleration of, any obligation of the Corporation under:
A.	any indenture, mortgage, deed of trust, lease or other agreement or other instrument to which the Corporation or any Subsidiary is a party or by which it or its properties are bound or affected;
B.	any provision of the articles, by-laws or resolutions of the board of directors (or any committee thereof) or shareholders of, the Corporation or any Subsidiary;
C.	any judgment, decree, order or award of any Governmental Authority having jurisdiction over the Corporation;
D.	any licence, permit, registration, approval, consent or authorization issued to, held by or for the benefit of the Corporation or necessary to the operation of its business as now conducted;
E.	any applicable law or statute, or any ordinance, rule, regulation, policy, order or ruling made thereunder that is material to the operation of the business of the Corporation; or
(ii)	the creation or imposition of any mortgage, lien, charge, pledge, hypothec, security interest, encumbrance, claim or other demand whatsoever on any of the property or assets of the Corporation.
(p)	Validity and Enforceability: Each of this Agreement and the Ancillary Documents has been duly authorized, executed and delivered by the Corporation and constitutes a valid and legally binding obligation of the Corporation enforceable against the Corporation in accordance with its terms.
(q)	Public Disclosure: The Corporation has filed all documents or information and paid all required fees required to be filed or paid, as applicable, by it under the Securities Laws of the Reporting Jurisdictions (including, without limitation, all of its disclosure obligations pursuant to NI 51-102 and pursuant to National Instrument 58-101 – Disclosure of Corporate Governance Practices of the Canadian Securities Administrators) and the policies, rules and regulations of the Stock Exchanges. Each of the documents which contains any of the Information, as of the date thereof, was in compliance in all material respects with the Securities Laws of the Reporting Jurisdictions and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading and such documents individually or in the aggregate constitute full, true and plain disclosure of all material facts relating to the Corporation. There is no material fact or adverse material change known to the Corporation which the Corporation has not publicly disclosed which materially adversely affects, or to the knowledge of the Corporation, will materially adversely affect, the assets, liabilities (contingent or otherwise), capital, affairs, business, prospects, operations or condition (financial or otherwise) of the Corporation or the ability of the Corporation to perform its obligations under this Agreement or the Ancillary Documents.

(r)	No Cease Trade Order: No order preventing, ceasing or suspending trading in any securities of the Corporation or prohibiting the issue and sale of securities by the Corporation has been issued and remains outstanding and no proceedings for either of such purposes have been instituted or threatened, or to the best of the knowledge of the Corporation, are pending or contemplated.
(s)	Technical Reports: All scientific and technical information set forth in the Information relating to any mining properties material to the Corporation in which the Corporation, directly or indirectly, holds an interest has been reviewed by the Corporation and a “qualified person”, as defined in NI 43-101, and as required by NI 43-101, and all such information has been prepared in accordance with NI 43-101, and all exploration results with respect to such mining properties set forth in the Information have been verified by a “qualified person” and the information upon which such results was based, was, at the time of delivery thereof, complete and accurate in all material respects and there have been no material adverse changes to such information since the date of preparation thereof.
(t)	Accounting Controls: The Corporation maintains, and will maintain, at all times prior to the Closing Date a system of internal controls over financial reporting that complies in all material respects with the requirements of NI 52-109 and the U.S. Exchange Act, as applicable, and are designed to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with U.S. GAAP, and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management’s general or specific authorization, (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate corrective action is taken with respect to any difference, (v) material information relating to each of the Corporation and the Subsidiaries is made known to those within the entity responsible for the preparation of the financial statements during the period in which the financial statements have been prepared and that such material information is disclosed to the public within the time periods required by applicable laws, and (vi) all significant or material deficiencies and material weaknesses in the design or operation of such internal controls that could adversely affect any of the Corporation’s or the Subsidiaries’ ability to disclose to the public information required to be disclosed by them in accordance with applicable law and all fraud, whether or not material, that involves management or employees that have a significant role in the Corporation’s or the Subsidiaries’ internal controls have been disclosed to the audit committees of the Corporation or the Subsidiaries, as applicable.
(u)	Financial Statements: The audited consolidated financial statements of the Corporation for the years ended December 31, 2010 and 2009, together with the independent auditor’s report thereon and including the notes thereto, and the unaudited consolidated interim financial statements of the Corporation for the three and nine month periods ending September 30, 2011 and 2010, including the notes thereto, have been prepared in accordance with U.S. GAAP consistently applied throughout the periods indicated and, together with the certifications, present fully, correctly and fairly in all material respects the assets, liabilities (whether accrued, absolute, contingent or otherwise) and financial condition and position of the Corporation on a consolidated basis as at the respective dates indicated and the earnings and results of operations of the Corporation on a consolidated basis throughout the periods indicated, and such financial statements contain no direct or implied statement of a material fact which is untrue on the date of such financial statements and do not omit to state any material fact which is required by U.S. GAAP or by applicable law to be stated or reflected therein or which is necessary to make the statements contained therein not misleading.

(v)	Auditors: The Auditors are independent public accountants as required under applicable Securities Laws and are an independent registered public accounting firm as required by the Public Corporation Accounting Oversight Board and the U.S. Exchange Act, are qualified to act as auditors of the Corporation under the applicable Securities Laws, and there has never been a reportable disagreement (within the meaning of NI 51-102) between the Corporation and the Auditors.
(w)	Changes in Financial Position: Since September 30, 2011, the Corporation and its Subsidiaries have not:
(i)	paid or declared any dividend or incurred any material capital expenditure or made any commitment therefor;
(ii)	incurred any obligation or liability, direct or indirect, contingent or otherwise, except in the ordinary course of business and which is not, and which in the aggregate are not, material; and
(iii)	entered into any material transaction;

except in each case as disclosed in the Information.

(x)	Change in Accounting Policies: Other than the Corporation’s conversion to U.S. GAAP as of January 1, 2011, there has been no change in any material respect in accounting policies or practices of the Corporation or the Subsidiaries since December 31, 2010.
(y)	Disclosure Controls: The Corporation maintains disclosure controls and procedures that comply with the requirements of NI 52-109 and the U.S. Exchange Act, as applicable; such disclosure controls and procedures have been designed to ensure that information required to be disclosed by the Corporation in the reports that it files or submits under the Securities Laws is recorded, processed, summarized and reported within the time periods specified in such Securities Laws; such disclosure controls and procedures were effective as of December 31, 2011.
(z)	Insolvency: None of the Corporation or any Subsidiary has committed an act of bankruptcy or become insolvent, or otherwise sought protection from the creditors thereof before any court or pursuant to any legislation, proposed a compromise or arrangement to the creditors thereof generally, taken any proceeding with respect to a compromise or arrangement, taken any proceeding to be declared bankrupt or wound up, taken any proceeding or had any proceeding instituted against the Corporation or a Subsidiary, to have a receiver, trustee or monitor appointed of any of the assets thereof, had any Person holding any encumbrance, lien, charge, hypothec, pledge, mortgage, title retention agreement or other security interest or receiver take possession of any of the property thereof, had an execution or distress become enforceable or levied upon any portion of the property thereof or had any petition for a receiving order in bankruptcy filed against it.
(aa)	No Contemplated Changes: Except as disclosed in the Information or otherwise disclosed to the Agents, none of the Corporation or any Subsidiary has approved, is contemplating, has entered into any agreement in respect of, or has knowledge of:

(i)	the purchase of any material property or assets or any interest therein or the sale, transfer or other disposition of any material property or assets or any interest therein currently owned, directly or indirectly, by the Corporation or any Subsidiary whether by asset sale, transfer of shares or otherwise;
(ii)	a change of control (by sale or transfer of shares or sale of all or substantially all of the property and assets of the Corporation or otherwise) of the Corporation; or
(iii)	a proposed or planned disposition of shares by any shareholder who owns, directly or indirectly, 10% or more of the outstanding shares of the Corporation.
(bb)	Taxes and Tax Returns: The Corporation and each Subsidiary has filed in a timely manner, or obtained extensions within the prescribed deadlines, all necessary tax returns and notices and has paid all applicable taxes of whatsoever nature for all tax years prior to the date hereof to the extent that such taxes have become due or have been alleged to be due and the Corporation is not aware of any tax deficiencies or interest or penalties accrued or accruing, or alleged to be accrued or accruing, thereon where, in any of the above cases, it might reasonably be expected to result in any material adverse change in the condition (financial or otherwise), or in the earnings, business, affairs or prospects of the Corporation and, except as set forth in the Information, there are no agreements, waivers or other arrangements providing for an extension of time with respect to the filing of any tax return by the Corporation or any Subsidiary or the payment of any material tax, governmental charge, penalty, interest or fine against the Corporation or any Subsidiary. There are no material actions, suits, proceedings, investigations or claims now threatened or pending against the Corporation or any Subsidiary which could result in a material liability in respect of taxes, charges or levies of any governmental authority, penalties, interest, fines, assessments or reassessments or any matters under discussion with any governmental authority relating to taxes, governmental charges, penalties, interest, fines, assessments or reassessments asserted by any such authority and the Corporation and each Subsidiary has withheld (where applicable) from each payment to each of the present and former officers, directors, employees and consultants thereof the amount of all taxes and other amounts, including, but not limited to, income tax and other deductions, required to be withheld therefrom, and has paid the same or will pay the same when due to the proper tax or other receiving authority within the time required under applicable tax legislation.
(cc)	Compliance with Laws, Licences and Permits: Each of the Corporation and each Subsidiary:
(i)	has complied with, and has conducted and is conducting its business in compliance in all material respects with all applicable laws, statutes, ordinances, regulations and rules in each jurisdiction in which it conducts business and none of the Corporation and its Subsidiaries has received a notice of non-compliance, nor knows of, nor has reasonable grounds to know of, any facts that could give rise to a notice of material non-compliance with any such laws, statutes, ordinances, regulations and rules , and is not aware of any pending change or contemplated change to any applicable law, statute, ordinances, regulations, rules or government position, in each case, that would materially adversely affect the business of the Corporation and its Subsidiaries or the business or legal environment under which the Corporation or any of its Subsidiaries operate;

(ii)	is duly licensed, registered or qualified in all jurisdictions to enable its business to be carried on in all material respects as now conducted, and its property and assets owned, leased and operated, is in compliance in all material respects with the terms and conditions of all such licences, registrations and qualifications. All such licences, registrations and qualifications, are valid and subsisting, and no such licence, registration or qualification contains any term, provision, condition or limitation which has, or is likely to have, any material adverse effect on its business as now conducted. None of the Corporation or any Subsidiary has received any notice of the modification, revocation or cancellation of, or any intention to modify, revoke or cancel or any proceeding relating to the modification, revocation or cancellation of any such licences, registrations or qualifications; and
(iii)	is not in default in filing any government returns, or payment of any licence or registration or qualification fee owing to any Governmental Authority under the laws of each jurisdiction in which it conducts business which has or is likely to have any material adverse effect on its business as now conducted.
(dd)	Unlawful Use of Corporate Funds: Neither the Corporation nor any of its Subsidiaries nor, to the knowledge of the Corporation, any employee or agent acting on the authority of the Corporation or any of its Subsidiaries, has made any unlawful contribution or other payment to any official of, or candidate for, any federal, state, provincial or foreign office, or failed to disclose fully any contribution, in violation of any law including the U.S. Foreign Corrupt Practices Act of 1977, as amended or the Corruption of Foreign Public Officials Act (Canada), or made any payment to any foreign or Canadian governmental officer or official, or other person charged with similar public or quasipublic duties, other than payments required or permitted by applicable laws.
(ee)	Office of Foreign Assets Control: Neither the Corporation nor, to the knowledge of the Corporation, any director, officer, agent, employee, affiliate or person acting on behalf of the Corporation is currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC”); and the Corporation will not directly or indirectly use the proceeds of the Offering, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other person or entity, for the purpose of financing the activities of any person currently subject to any U.S. sanctions administered by OFAC.
(ff)	Agreements and Actions: None of the Corporation or any Subsidiary is in violation of any term of its articles or by-laws or in violation of any term or provision of any agreement, indenture or other instrument applicable to it which would, or could, result in any material adverse effect on the business, condition (financial or otherwise), capital, affairs or operations of the Corporation and its Subsidiaries on a consolidated basis, nor is the Corporation or any Subsidiary in default in the payment of any material obligation owed which is now due.
(gg)	Owner of Property: The Corporation holds its interest in the properties used in the Lost Creek Project as described in the Information, free of all mortgages, liens, charges, pledges, security interests, encumbrances, claims or demands whatsoever, other than those described in the Information and in the title opinion delivered pursuant to section 5(a)(ii)C, and no other property rights are necessary for the conduct of the business of the Corporation at the Lost Creek Project as currently conducted. The Corporation does not know of any claim or the basis for any claim that might or could materially adversely affect the right thereof to use, transfer or otherwise exploit such property rights and, except as described in the Information or as required by Law, the Corporation does not have any responsibility or obligation to pay any commission royalty, licence fee or similar payment to any Person with respect to the property rights thereof.

(hh)	Mineral Rights: The Corporation or a Subsidiary holds either freehold title, mining leases, mining claims or other conventional property, proprietary or contractual interests or rights, recognized in the jurisdiction in which a particular property is located, in respect of the minerals located in properties in which the Corporation or such Subsidiary has an interest as described in the Information under valid, subsisting and enforceable title documents or other recognized and enforceable agreements or instruments, sufficient to permit the Corporation or such Subsidiary to explore the minerals relating thereto, all such property, leases or claims and all property, leases or claims in which the Corporation or such Subsidiary has any interest or right have been validly located and recorded in accordance with all applicable laws and are valid and subsisting, the Corporation or such Subsidiary has all necessary surface rights, access rights and other necessary rights and interests relating to the properties in which the Corporation or such Subsidiary has an interest as described in the Information granting the Corporation or such Subsidiary the right and ability to explore for minerals, ore and metals for development purposes as are appropriate in view of the rights and interest therein of the Corporation or such Subsidiary, with only such exceptions as do not materially interfere with the use made by the Corporation or such Subsidiary of the rights or interests so held and each of the proprietary interests or rights and each of the documents, agreements and instruments and obligations relating thereto referred to above is currently in good standing in the name of the Corporation or such Subsidiary.
(ii)	Licences, Permits and Leases:
(i)	Except as disclosed in the Information, the Corporation and each Subsidiary holds all licences, registrations, qualifications, permits and consents necessary or appropriate for carrying on its business as currently carried on and for the purposes described in the Information, and all such licences, registrations, qualifications, permits and consents are valid and subsisting and in good standing in all respects except where the failure to hold or the lack of good standing in respect to such licences, registrations, qualifications, permits and consents would not materially adversely affect the assets, business, results of operations, or condition of the Corporation and its Subsidiaries on a consolidated basis.
(ii)	Except as disclosed in the Information, the Corporation has acquired (or in the case of future actions, expects to acquire in the ordinary course of business) all the leases, easements, rights of way, access rights, including but not limited to any mineral rights in respect of lands related to the Projects as currently conducted, and rights and allocation to water, that are necessary to conduct its business as currently conducted, and proposed to be conducted at the Projects as described in the Information, except where the failure to hold such leases easements, rights of way, access rights, and rights and allocation to water would not materially adversely affect the assets, business, results of operations or condition of the Corporation and its Subsidiaries on a consolidated basis.
(iii)	All licences, permits, authorizations and other approvals required under applicable law in connection with the leases, easements, rights of way and access rights are in full force and effect (or in the case of future actions, are expected to be acquired in the ordinary course of business) and are sufficient to permit the Corporation and each Subsidiary to conduct its business as currently conducted and proposed to be conducted at the Projects as described in the Information.

(iv)	No event exists which, but for the passing of time or the giving of notice, or both, would constitute a default by any party to any of the leases, easements, rights of way or access rights, and no party to any lease, easement, right of way or access right is claiming any such default or taking any action purportedly based upon any such default, except where the failure of such licences, permits, authorizations and other approvals to be in full force and effect would not materially adversely affect the assets, business, results of operations or condition of the Corporation and its Subsidiaries on a consolidated basis;
(jj)	Projects:
(i)	The Corporation has not received any, nor to the Corporation’s knowledge are there any pending or threatened, notices of violation or alleged violation of any applicable laws affecting the Projects, except for notices of violations or alleged violations, which, individually or in the aggregate, could not reasonably be expected to have a material adverse effect on the Corporation.
(ii)	There are no restrictions imposed by any applicable law or by agreement which materially conflict with the proposed acquisition, development, construction, maintenance and operation of the Projects (other than the Bootheel Project), and to the knowledge of the Corporation, the Bootheel Project, except as described in the Information.
(iii)	To the Corporation’s knowledge, except as described in the Information, the Projects (other than the Bootheel Project) and to the knowledge of the Corporation, the Bootheel Project, are now zoned or otherwise regulated (or in the case of future actions, expect to be zoned or otherwise regulated in the ordinary course of business) so as to permit the use of the sites for their intended uses and in accordance with applicable law.
(iv)	Neither the Corporation nor any Subsidiary has received written notice of any claims for construction liens or other liens, charges, encumbrances, security interests or adverse claims with respect to work or services performed or materials supplied to, on or in connection with the Projects other than liens or encumbrances imposed in the ordinary course of business.
(v)	There are no outstanding judgments, writs of execution, seizures, injunctions or directives against the Corporation or any Subsidiary nor any work orders or directives or notices of deficiency capable of resulting in work orders or directives with respect to the Projects.
(vi)	Except as disclosed in the Information, the Corporation or its Subsidiaries, as applicable, are the legal and beneficial owner of all the material property interests or assets of the Corporation or the Subsidiaries, as applicable, described in the Information, and no other property or assets (other than facilities to be constructed) are necessary for the conduct of the business of the Corporation and each Subsidiary as currently conducted, or as proposed to be conducted at the Projects, as described in the Information, and none of the Corporation or any of the Subsidiaries has any responsibility or obligation to pay any material commission, royalty, licence fee or similar payment to any person with respect to its property and assets, except as described in the Information or as required by Law. None of the material property interests or assets of the Corporation or the Subsidiaries is subject to any right of first refusal or purchase or acquisition right.

(kk)	Compliance with Employment Laws: The Corporation and its Subsidiaries are in compliance with all laws and regulations respecting employment and employment practices, terms and conditions of employment, pay equity and wages, except where such non-compliance would not constitute an adverse material fact concerning the Corporation or result in an adverse material change to the Corporation, and have not and are not engaged in any unfair labour practice, there is no labour strike, dispute, slowdown, stoppage, complaint or grievance pending or, to the best of the knowledge of the Corporation after due inquiry, threatened against the Corporation or any of its Subsidiaries, no union representation question exists respecting the employees of the Corporation or any Subsidiary and no collective bargaining agreement is in place or currently being negotiated by the Corporation or any Subsidiary, none of the Corporation or any Subsidiary has received any notice of any unresolved matter and there are no outstanding orders under employment or human rights legislation in any jurisdiction in which the Corporation or any Subsidiary carries on business or has employees, no employee, other than executive officers, has any agreement as to the length of notice required to terminate his or her employment with the Corporation or any Subsidiary in excess of twelve months or equivalent compensation and all benefit and pension plans of the Corporation and its Subsidiaries are funded in accordance with applicable laws and no past service funding liability exists thereunder.
(ll)	Employee Plans: Each material plan for retirement, bonus, stock purchase, profit sharing, stock option, deferred compensation, severance or termination pay, insurance, medical, hospital, dental, vision care, drug, sick leave, disability or salary continuation coverage, unemployment, vacation, pension benefits, or otherwise contributed to, or required to be contributed to, by the Corporation for the benefit of any current or former officer, director, employee or consultant of the Corporation or any Subsidiary has been maintained in material compliance with the terms thereof and with the requirements prescribed by any and all statutes, orders, rules, policies and regulations that are applicable to such plan.
(mm)	Accruals: All material accruals for unpaid vacation pay, premiums for unemployment insurance, health premiums, federal or provincial pension plan premiums, accrued wages, salaries and commissions and payments for any plan for any officer, director, employee or consultant of the Corporation or any Subsidiary have been accurately reflected in the books and records of the Corporation and its Subsidiaries.
(nn)	Work Stoppage: There has not been, and there is not currently, any labour trouble which is adversely affecting or could adversely affect, in a material manner, the conduct of the business of the Corporation and its Subsidiaries.
(oo)	Environmental Compliance: The Corporation and each Subsidiary:
(i)	and the property, assets and operations thereof comply in all material respects with all applicable Environmental Laws (which term means and includes, without limitation, any and all applicable international, federal, provincial, state, municipal or local laws, statutes, regulations, treaties, orders, judgments, decrees, ordinances, official directives and all authorizations relating to the environment, occupational health and safety, or any Environmental Activity (which term means and includes, without limitation, any past, present or future activity, event or circumstance in respect of a Contaminant (which term means and includes, without limitation, any pollutants, dangerous substances, liquid wastes, hazardous wastes, hazardous materials, hazardous substances or contaminants or any other matter including any of the foregoing, as defined or described as such pursuant to any Environmental Law), including, without limitation, the storage, use, holding, collection, purchase, accumulation, assessment, generation, manufacture, construction, processing, treatment, stabilization, disposition, handling or transportation thereof, or the release, escape, leaching, dispersal or migration thereof into the natural environment, including the movement through or in the air, soil, surface water or groundwater));

(ii)	does not have any knowledge of any pending, and has not received any notice of, any material claim, judicial or administrative proceeding, threatened against, or which may affect, the Corporation or any Subsidiary or any of the property, assets or operations thereof, relating to, or alleging any material violation of any Environmental Laws, the Corporation is not aware of any facts which could give rise to any such claim or judicial or administrative proceeding and neither the Corporation or any Subsidiary nor any of the property, assets or operations thereof is, to the knowledge of the Corporation, the subject of any investigation, evaluation, audit or review by any Governmental Authority (which term means and includes, without limitation, any national, federal government, province, state, municipality or other political subdivision of any of the foregoing, any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government and any corporation or other entity owned or controlled (through stock or capital ownership or otherwise) by any of the foregoing) to determine whether any material violation of any Environmental Laws has occurred or is occurring or whether any remedial action is needed in connection with a release of any Contaminant into the environment, except for compliance investigations conducted in the normal course by any Governmental Authority;
(iii)	except as disclosed in the Information, has not given or filed any notice under any federal, state, provincial or local law with respect to any Environmental Activity, each of the Corporation and its Subsidiaries does not have any material liability (whether contingent or otherwise) in connection with any Environmental Activity and the Corporation is not aware of any notice being given under any federal, state, provincial or local law or of any liability (whether contingent or otherwise) with respect to any Environmental Activity relating to or materially adversely affecting the Corporation or the property, assets, business or operations thereof;
(iv)	does not store any hazardous or toxic waste or substance on the property thereof and has not disposed of any hazardous or toxic waste, in each case in a manner contrary to any Environmental Laws, and there are no Contaminants on any of the premises at which the Corporation carries on business, in each case other than in compliance with Environmental Laws; and
(v)	other than bonding in the ordinary course, is not subject to any material contingent or other liability relating to the restoration or rehabilitation of land, water or any other part of the environment or non-compliance with Environmental Law.

(pp)	Review of Environmental Laws: In the ordinary course of its business, the Corporation periodically reviews the effect of Environmental Laws on the business, operations and properties of the Corporation and its Subsidiaries, in the course of which the Corporation identifies and evaluates associated costs and liabilities (including, without limitation, any capital or operating expenditures required for clean-up, closure of properties or compliance with Environmental Laws, or any permit, licence or approval, any related constraints on operating activities and any potential liabilities to third parties). On the basis of such review, the Corporation has reasonably concluded that such associated costs and liabilities would not, individually or in the aggregate, have a material adverse effect on the Corporation and/or its Subsidiaries.
(qq)	No Litigation: No legal or governmental proceedings or investigations are pending to which the Corporation and/or any Subsidiary is a party or to which the property of the Corporation and/or any Subsidiary is subject that would result, individually or in the aggregate, in a material adverse change in the operation, business or condition of the Corporation and its Subsidiaries on a consolidated basis, and to the knowledge of the Corporation, no such proceedings or investigations have been threatened against the Corporation and/or any Subsidiary or with respect to any of their respective properties, and none of the Corporation or any Subsidiary is subject to any judgment, order, writ, injunction, decree, award, rule, policy or regulation of any Governmental Authority, which, either separately or in the aggregate, may result in a material adverse effect on the condition (financial or otherwise), capital, property, assets, operations or business of the Corporation and its Subsidiaries on a consolidated basis or the ability of the Corporation to perform its obligations under this Agreement or the Ancillary Documents.
(rr)	Non-Arm’s Length Transactions: Except as disclosed in the Information, none of the Corporation or any Subsidiary owes any amount to, nor do the Corporation or any Subsidiary have any present loans to, or borrowed any amount from or is otherwise indebted to, any officer, director or securityholder thereof or any Person not dealing at “arm’s length” (as such term is defined in the Income Tax Act (Canada)) with any of them except for usual employee reimbursements and compensation paid in the ordinary and normal course of the business of the Corporation and its Subsidiaries. Except usual employee or consulting arrangements made in the ordinary and normal course of business, none of the Corporation or any Subsidiary is a party to any contract, agreement or understanding with any officer, director, employee or securityholder thereof or any other Person not dealing at arm’s length with the Corporation or its Subsidiaries. Except as disclosed in the Information, no officer or director of the Corporation or any Subsidiary and no Person which is an affiliate or associate of any of the foregoing Persons, owns, directly or indirectly, any interest (except for shares representing less than 10% of the outstanding shares of any class or series of any publicly traded company) in, or is an officer, director or consultant of, any Person which is, or is engaged in, a business competitive with the business of the Corporation which could materially adversely impact on the ability to properly perform the services to be performed by such Person for the Corporation or any Subsidiary. No officer, director, employee or securityholder of the Corporation or any Subsidiary has any cause of action or other claim whatsoever against, or owes any amount to, the Corporation or any Subsidiary except for claims in the ordinary and normal course of the business of the Corporation and its Subsidiaries such as for accrued vacation pay or other amounts or matters which would not be material to the Corporation and its Subsidiaries.

(ss)	Material Contracts: Each of the contracts which is material to the Corporation (including, all of the agreements and other documents and instruments pursuant to which the Corporation or any Subsidiary holds its material property and assets) is described in the Information and is a valid and subsisting contract in full force and effect, enforceable in accordance with the terms thereof, and none of the Corporation, any of its Subsidiaries or, to the knowledge of the Corporation, any other party, is, in any material respect, in default or alleged to be in default in the performance of any term or obligation to be performed by it under any material contract to which the Corporation or any Subsidiary is a party or by which the Corporation or any Subsidiary is bound or affected, and to the knowledge of the Corporation no event, condition or occurrence exists that, after notice or lapse of time or both, would constitute such a default which materially adversely affects or may materially adversely affect the business, operations, assets, liabilities, capital, prospects, condition (financial or otherwise) or results of operations of the Corporation and its Subsidiaries on a consolidated basis.
(tt)	Intellectual Property: The Corporation has all licences, leases, permits, authorizations and other approvals, all proprietary rights to all patents and patent applications, all copyrights, registered and unregistered, and all rights, claims and privileges pertaining thereto, software and documentation therefor, object code, source code (including all programmers’ notes), procedures, methods, works of authorship, and other documentation, data and information, inventions (whether or not patentable), formulas, processes, invention disclosures, technology, technical data or information, and all rights, claims and privileges pertaining thereto, all industrial designs, trade secrets, know-how, concepts, information and all other intellectual and industrial property and other proprietary rights information and other intellectual and industrial property (collectively, “Intellectual Property”) necessary to permit the Corporation, in all material respects, to conduct its business as currently conducted; the Corporation has not received any notice nor is it aware of any material infringement of or conflict with asserted rights of others with respect to any Intellectual Property or of any facts or circumstances that would render any Intellectual Property invalid or inadequate to protect the interests of the Corporation therein.
(uu)	Minute Books: The minute books of the Corporation, all of which have been or will be made available to the Agents or counsel to the Agents as requested, are complete and accurate in all material respects.
(vv)	Broker Fees: Except as provided herein, there is no person, firm or corporation which has been engaged by the Corporation to act for the Corporation and which is entitled to any commission, brokerage or finder’s fee in connection with this Agreement or the transactions contemplated hereunder.
9.	Covenants of the Corporation
(a)	Consents and Approvals: The Corporation covenants and agrees with the Agents and the Purchasers (and acknowledges that such covenants and agreements are incorporated by reference in the Subscription Agreements) that the Corporation will:

(i)	obtain, to the extent not already obtained, the necessary regulatory consents from the Stock Exchanges and, to the extent necessary, from the Securities Commissions for the Offering on such terms as are mutually acceptable to the Agents and the Corporation, acting reasonably;
(ii)	arrange for the listing of the Offered Securities on the Stock Exchanges; and
(iii)	make all necessary filings to obtain all other necessary regulatory and other consents and approvals required in connection with the transactions contemplated by this Agreement.
(b)	General: The Corporation hereby covenants and agrees with the Agents and the Purchasers (and acknowledges that such covenants and agreements are incorporated by reference in the Subscription Agreements) that the Corporation will:
(i)	advise the Agents, promptly after receiving notice or obtaining knowledge thereof, of the imposition of any cease trading or similar order affecting the Common Shares or the institution, threatening or contemplation of any proceedings for any such purpose or any request made by any Securities Commission relating to the Offering;
(ii)	fulfill all legal requirements to permit the creation, issue, offering and sale of the Offered Securities as contemplated in this Agreement including, without limitation, compliance with Securities Laws to enable the Offered Securities to be offered for sale and sold to the Purchasers without the necessity of filing a prospectus in the Offering Jurisdictions;
(iii)	the Corporation shall deliver to the Agents a copy of all press releases made and material change reports and other documents filed in connection with the Offering with any regulatory authority forthwith upon such press release being made or material change report or other document being filed prior to the Closing Date;
(iv)	maintain the listing of the Common Shares on the Stock Exchanges and the status of the Corporation as a reporting issuer not in default and otherwise remain in full compliance with the periodic reporting and other substantive requirements under the securities legislation of each of the Reporting Jurisdictions for a period of 18 months after the Closing Date, unless the Corporation shall become merged into, or amalgamated with, or otherwise acquired by, another issuer and the shareholders of the Corporation shall receive cash from or publicly traded shares of such other issuer; and
(v)	forthwith after the Closing Date file such documents as may be required under the Securities Laws relating to the Offering which, without limiting the generality of the foregoing, shall include a Form 45-106F1 as prescribed under National Instrument 45-106 – Prospectus and Registration Exemptions of the Canadian Securities Administrators and, to the extent sales of the Offered Securities are made in the U.S. or to a U.S. Purchaser, a Notice of Sales on Form D as prescribed under Regulation D and applicable state securities laws in the United States.

(c)	Issues of Further Securities: For a period of 120 days following the Closing Date, the Corporation will not, without the prior written consent of the Lead Agent on behalf of the Agents, which consent shall not be unreasonably withheld or delayed, agree to create, authorize, issue or sell, or negotiate or enter into an agreement to issue or sell, pledge, lend or otherwise dispose of or transfer, or publicly announce any intention to do any of the foregoing, any Common Shares or any securities exchangeable or exercisable for, or convertible into, any Common Shares, other than (i) as contemplated hereby, (ii) the issue of non-convertible debt securities, (iii) the issue of Common Shares or options or other convertible securities issuable under existing options or incentive plans, including the Corporation’s stock option plan, (iv) pursuant to arm’s length merger and acquisition transactions, or (v) pursuant to any existing property agreement or any future property agreements entered into in the ordinary course of business requiring the Corporation to issue securities of the Corporation.
(d)	Use of Proceeds: The Corporation will use the net proceeds of the Offered Securities sold under the Offering to fund the construction of the Corporation’s Lost Creek Project as well as for possible acquisitions and general corporate purposes.
10.	U.S. Offers and Sales
(a)	Representations and Warranties of the Agents: The Agents hereby severally represent and warrant to the Corporation that, in connection with offers and sales of Offered Securities in the United States or to, or for the account or benefit of, a U.S. Purchaser:
(i)	such Agent has not offered or sold, and will not offer or sell, in the United States or to, or for the account or benefit of, a U.S. Purchaser any Offered Securities except (a) in an “offshore transaction” in accordance with Rule 903 of Regulation S, or (b) within the United States as provided in subsections 10(a) and 10(b) hereof and, other than any banking and selling group agreement, such Agent has not entered into, and will not enter into, any contractual arrangement with respect to the offer and sale of the Offered Securities in the United States or to, or for the account or benefit of, a U.S. Purchaser, except with the U.S. Placement Agent or with the prior written consent of the Corporation. The Agents shall require each selling group member to agree, for the benefit of the Corporation, to comply with, and shall use its best efforts to ensure that each selling group member complies with the same provisions of this section 10 as apply to such Agent as if such provisions applied to such selling group member; and
(ii)	neither the Agents, their affiliates or any Persons acting on its or their behalf, has made or will make (except as permitted in this section 10) (i) any offer to sell or any solicitation of an offer to buy, any Offered Securities to any U.S. Purchaser or any Person in the United States, (ii) any sale of Offered Securities to any Purchaser unless, at the time the buy order was or will have been originated, the Purchaser was outside the United States, or such Agents, their affiliates or any Persons acting on their or its behalf reasonably believed that such Purchaser was outside the United States, or (iii) any Directed Selling Efforts in the United States with respect to the Offered Securities.
(b)	Covenants and Acknowledgements of the Agents: The Agents hereby:
(i)	severally covenant with the Corporation that:

A.	such Agent will offer and sell Offered Securities in the United States or to, or for the account or benefit of, a U.S. Purchaser only as provided in subsections 10(a) and 10(b) hereof and, other than any banking and selling group agreement, such Agent has not entered into and, will not enter into, any contractual arrangement with respect to the offer and sale of the Offered Securities in the United States or to, or for the account or benefit of, a U.S. Purchaser, except with the U.S. Placement Agent or with the prior written consent of the Corporation;
B.	all offers and sales of Offered Securities in the United States or to, or for the account or benefit of, a U.S. Purchaser will be effected by the U.S. Placement Agent in accordance with all applicable U.S. broker-dealer requirements under the U.S. Exchange Act and all applicable federal and state securities laws of the United States;
C.	no written material will be used by such Agent in connection with the offer or sale of Offered Securities in the United States or to, or for the account or benefit of, a U.S. Purchaser, other than a Subscription Agreement in a form agreed to between the Corporation and the Agents;
D.	the Agents or any of their employees, agents, affiliates or Persons acting on its or their behalf have not, either solicited and will not solicit others for, and have not offered to sell and will not offer to sell, any of the Offered Securities by any form of General Solicitation or General Advertising, and each Agent will not engage in any other manner of distribution in the United States that could reasonably be construed as involving a public offering (within the meaning of Subsection 4(2) of the U.S. Securities Act);
E.	prior to any sale of Offered Securities in the United States or to, or for the account or benefit of, a U.S. Purchaser, the U.S. Placement Agent shall cause each U.S. Purchaser to execute and deliver to the Corporation a Subscription Agreement and the U.S. Accredited Investor Certificate attached as Schedule “B” thereto, in a form agreed to between the Corporation and the Agents;
F.	any offer, sale or solicitation of an offer to buy Offered Securities that has been made or will be made in the United States was or will be made only to U.S. Accredited Investors in transactions that are exempt, from registration under the U.S. Securities Act and applicable U.S. state securities laws; and
G.	at least one Business Day prior to the Closing Time, the U.S. Placement Agent will provide the Corporation with a list of all purchasers of the Offered Securities that are U.S. Purchasers or purchased for the account and or benefit of, a U.S. Purchaser.
(ii)	severally acknowledge that the Offered Securities have not been, and will not be, registered under the U.S. Securities Act or the securities laws of any state of the United States and may not be offered or sold within the United States or to, or for the account or benefit of, a U.S. Purchaser, except pursuant to an exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws of the United States.

(c)	Representations and Warranties of the Corporation: The Corporation hereby represents and warrants to the Agents that:
(i)	the Corporation is a Foreign Issuer;
(ii)	none of the Corporation or any Persons acting on its behalf has engaged or will engage in any Directed Selling Efforts with respect to non-U.S. Purchasers, or has engaged or will engage in any form of General Solicitation or General Advertising in the United States with respect to the U.S. Purchasers;
(iii)	neither the Corporation nor any of the affiliates thereof nor any Person acting on its or their behalf (other than the Agents, their respective affiliates or any Person acting on its or their behalf, in respect of which no representation is made) has engaged in any form of General Solicitation or General Advertising or in any manner of distribution involving a public offering within the meaning of Regulation D with respect to offers or sales of the Offered Securities in the United States;
(iv)	except with respect to Offered Securities offered and sold in the United States or to, or for the account or benefit of, a U.S. Purchaser in reliance upon an exemption from registration under Rule 506 of Regulation D, neither the Corporation nor any of the affiliates thereof, nor any Person acting on its or their behalf (other than the Agents, their respective affiliates or any Person acting on its or their behalf, in respect of which no representation is made), has made or will make: (A) any offer to sell, or has solicited any offer to buy, any Offered Securities in the United States or to, or for the account or benefit of, a U.S. Purchaser or has solicited or will solicit from, or for the account or benefit of a U.S. Purchaser; or (B) any sale of Offered Securities unless, at the time the buy order was or will have been originated, (i) the Purchaser is outside the United States and not a U.S. Purchaser, or (ii) the Corporation, its affiliates, and any Person acting on their behalf reasonably believe that the purchaser is outside the United States and not a U.S. Person;
(v)	during the period in which the Offered Securities are offered for sale, neither the Corporation nor any of its affiliates, nor any Person acting on its or their behalf, has taken any action that would cause the exemption afforded by Rule 506 of Regulation D or the exemption from registration afforded by Rule 903 of Regulation S, to be unavailable for offers and sales of Offered Securities;
(vi)	neither the Corporation nor any of the predecessors or affiliates thereof has been subject to any order, judgment or decree of any court of competent jurisdiction temporarily, preliminarily or permanently enjoining such Person for failure to comply with Rule 503 of Regulation D concerning the filing of a notice of sales on Form D;
(vii)	the Corporation is not, and as a result of the sale of the Offered Securities contemplated hereby will not be, an “investment company” within the meaning of the United States Investment Company Act of 1940, as amended; and

(viii)	except with respect to the offer and sale of Offered Securities, the Corporation has not, during the six month period prior to the date hereof, sold or offered for sale or solicited any offer to buy any securities thereof in the United States or to or from, or for the account or benefit of, a U.S. Purchaser in a manner that would be integrated with and would cause the exemption from registration provided by Rule 506 of Regulation D to be unavailable.
(d)	Covenants of the Corporation: The Corporation hereby covenants with the Agents that:
(i)	neither the Corporation nor any of the affiliates thereof, nor any Person acting on its or their behalf, will engage in any form of General Solicitation or General Advertising with respect to the Offered Securities;
(ii)	except with respect to Offered Securities offered and sold in the United States or to, or for the account or benefit of, a U.S. Purchaser in reliance upon an exemption from registration under Rule 506 of Regulation D, neither the Corporation nor any of the affiliates thereof will make any offer to sell, or solicit any offer to buy, any Offered Securities in the United States or to or from, or for the account or benefit of, a U.S. Purchaser in a manner that would be integrated with and would cause the exemption from registration provided by Rule 506 of Regulation D to be unavailable;
(iii)	during the period in which the Offered Securities are offered for sale, neither the Corporation nor any of the affiliates thereof has engaged or will engage in any Directed Selling Efforts in the United States or has taken or will take any action that would cause the exemptions afforded by Section 4(2) of the U.S. Securities Act and Rule 506 of Regulation D to be unavailable for offers and sales of Offered Securities, or the exemption from registration afforded by Rule 903 of Regulation S to be unavailable for offers and sales of Offered Securities; and
(iv)	within 15 days after the first sale of Offered Securities in the United States or to, or for the account or benefit of, a U.S. Person pursuant to Rule 506 of Regulation D, if any, the Corporation will prepare and file with the United States Securities and Exchange Commission a notice on Form D and all other notices required to be filed with any U.S. state securities authority with respect to Offered Securities offered in the United States or to, or for the account or benefit of, a U.S. Person.
11.	Termination
(a)	Right of Termination: The Agents shall be entitled, at their sole option, acting in a commercially reasonably manner to terminate and cancel, without any liability on the part of the Agents, all of the obligations thereof under this Agreement and the obligations of any Person who has executed a Subscription Agreement, by notice in writing to that effect delivered to the Corporation prior to or at the Closing Time if:
(i)	there is a material change or change in a material fact or new material fact or an undisclosed material fact or material change which would be expected to have a material adverse effect on the market price or value of the Common Shares (including the Offered Securities) or any other securities of the Corporation;
(ii)	there should develop, occur or come into effect or existence any event, action, state, condition or major financial occurrence of national or international consequence, or any law or regulation, which seriously adversely affects or involves, or will seriously adversely affect or involve, the financial markets, or the operations, business or affairs, of the Corporation;

(iii)	any order or ruling is issued, or any inquiry, action, suit, proceeding or investigation (whether formal or informal) is instituted or announced or threatened in relation to the Corporation or any of the directors or officers of the Corporation (other than one based solely upon the activities or alleged activities of the Agents) or any law or regulation is promulgated or changed which prevents or restricts trading in or the distribution of the Offered Securities, the Common Shares or any other securities of the Corporation;
(iv)	the Agents become aware of, as a result of their due diligence review or otherwise, of any material adverse change, or a change in any material fact, in each case with respect to the Corporation which has not been disclosed to the Agents and which might adversely affect the market price of the Common Shares;
(v)	any order to cease or suspend trading in any securities of the Corporation is made, threatened or announced by either of the Stock Exchanges or any other securities regulatory authority; or
(vi)	the Corporation is in breach of any material term, condition, covenant or agreement contained in this Agreement or any representation or warranty given by the Corporation in this Agreement is or becomes untrue, false or misleading and is not rectified as at the Closing Time.
(b)	Rights on Termination: Any termination by the Agents pursuant to subsection 11(a) hereof shall be effected by notice in writing delivered by the Lead Agent to the Corporation at the address thereof as set out in section 15 hereof. The right of the Agents to so terminate the obligations thereof under this Agreement is in addition to such other remedies as the Agents may have in respect of any default, act or failure to act of the Corporation in respect of any of the matters contemplated by this Agreement. In the event of a termination by the Agents pursuant to subsection 11(a) hereof there shall be no further liability on the part of the Agents to the Corporation or of the Corporation to the Agents except any liability which may have arisen or may thereafter arise under either sections 12 or 13 hereof.
12.	Indemnity and Contribution

The Corporation agrees to indemnify and hold harmless each Agent and other selling group members formed in connection with the Offering and any of its respective affiliates and each Agent’s respective directors, officers, employees, partners, and shareholders of the Agent, including each person that controls the U.S. Placement Agent within the meaning of Section 15 of the U.S. Securities Act or Section 20 of the U.S. Exchange Act (collectively, the “Indemnified Parties” and individually an “Indemnified Party”), from and against any and all losses, claims (including shareholder actions, derivative or otherwise), actions, suits, proceedings, damages, liabilities or expenses of whatever nature or kind (excluding loss of profits), joint or several, including the aggregate amount paid in reasonable settlement of any actions, suits, proceedings, investigations or claims brought by any third party and the reasonable fees, expenses and taxes of their counsel that may be incurred in, evaluating, investigating, advising with respect to and or defending any action, suit, proceedings, investigation or claim brought by any third party that may be made or threatened against any Indemnified Party or in enforcing this indemnity (collectively, the “Claims” and individually, a “Claim”) to which any Indemnified Party may become subject or otherwise involved in any capacity insofar as the Claims directly or indirectly relate to, are caused by, result from, arise out of or are based upon, performance of the Agent’s obligations hereunder or otherwise in connection with, directly or indirectly, the Offering whether performed before or after the Corporation’s execution of this Agreement and to reimburse each Indemnified Party forthwith, upon demand, for any legal or other expenses reasonably incurred by such Indemnified Party in connection with any Claim. In case any Claim is brought against an Indemnified Party or an Indemnified Party has received notice of the commencement of any investigation in respect of which indemnity may be sought against the Corporation, the Indemnified party will give the Corporation prompt written notice of any such Claim of which the Indemnified Party has knowledge and the Corporation will undertake the investigation and defence thereof diligently on behalf of the Indemnified Party, including the prompt employment or retention of competent counsel acceptable to and approved by the Indemnified Party affected, acting reasonably, and the payment of all expenses, including payment of all retainers required by such counsel. Failure by the Indemnified Party to so notify shall not relieve the Corporation of its obligation of indemnification hereunder unless (and only to the extent that) such failure results in forfeiture by the Corporation of substantive rights or defences.

 No admission of liability and no settlement, compromise or termination of any Claim, or investigation shall be made without the Corporation’s consent and the consent of the Indemnified Parties affected, such consents not to be unreasonably withheld. Notwithstanding that the Corporation will undertake the investigation and defence of any Claim, an Indemnified Party will have the right to employ separate counsel with respect to such Claim and participate in the defence thereof, but the fees and expenses of such counsel will be at the expense of the Indemnified Party unless:

(a) employment of such counsel has been authorized in writing by the Corporation;

(b)	the Corporation has not assumed the defence of the action within a reasonable period of time or on a reasonably diligent basis after receiving notice of the Claim;
(c)	the named parties to any such claim include both the Corporation and the Indemnified Party and the Indemnified Party shall have been advised by counsel to the Corporation that there may be a conflict of interest between the Corporation and the Indemnified Party; or
(d)	there are one or more defences available to the Indemnified Party which are different from or in addition to those available to the Corporation such that there may be a conflict of interest between the Corporation and the Indemnified Party;

in which case such reasonable fees and expenses of such counsel to the Indemnified Party will be for the Corporation’s account; provided that the Corporation shall not be responsible for more than one counsel for all Indemnified Parties, subject to a conflict of interest between the parties which may require the retainer of more than one counsel. The rights accorded to the Indemnified Parties hereunder shall be in addition to any rights an Indemnified Party may have at common law or otherwise.

The Corporation will not, without the prior written consent of the Agents, such consent not to be unreasonably withheld or delayed, settle, compromise, consent to the entry of any judgment in or otherwise seek to terminate any action, suit, proceeding, investigation or claim in respect of which indemnification may be sought hereunder (whether or not any Indemnified Party is a party thereto) unless such settlement, compromise, consent or termination includes a full and unconditional release of each Indemnified Party from any liabilities arising out of such action, suit, proceeding, investigation or claim.

The indemnity and other provisions herein shall not apply to the extent that a court of competent jurisdiction in a final judgment that has become non-appealable shall determine that such losses, expenses, claims, actions, damages or liabilities to which the Indemnified Party may be subject directly resulted from the breach of the Agreement, the gross negligence or willful misconduct of the Indemnified Party.

If for any reason the foregoing indemnification is unavailable (other than in accordance with the terms hereof) to the Indemnified Parties (or any of them) or insufficient to hold them harmless, the Corporation will contribute to the amount paid or payable by the Indemnified Parties as a result of such Claims in such proportion as is appropriate to reflect not only the relative benefits received by the Corporation or the Corporation’s shareholders on the one hand and the Indemnified Parties on the other, but also the relative fault of the parties and other equitable considerations which may be relevant. Notwithstanding the foregoing, a party guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the U.S. Securities Act) shall not be entitled to contribution from another party who is not guilty of fraudulent misrepresentation.

The obligations of the Corporation hereunder are in addition to any liabilities, which the Corporation may otherwise have to the Agents or any other Indemnified Party.

13.	Expenses

Whether or not the purchase and sale of the Offered Securities shall be completed as contemplated by this Agreement, all expenses of or incidental to the issue, sale and delivery of the Offered Securities and of or incidental to all matters in connection with the transaction herein set out shall be borne by the Corporation including, without limitation, the reasonable fees and disbursements of legal counsel for the Agents and the reasonable documented out-of-pocket expenses of the Agents (subject to a maximum of $70,000, excluding applicable taxes). Each Agent shall provide, or shall cause to be provided, to the Corporation a summary invoice of the reasonable fees and disbursements of legal counsel for such Agent to be borne by the Corporation pursuant to this section 13.

14.	Conditions

It is understood and agreed that the Agents may waive in whole or in part, or extend the time for compliance with, any of such terms and conditions without prejudice to the rights thereof in respect of any other such term and condition or any other or subsequent breach or non-compliance; provided that to be binding on the Agents any such waiver or extension must be in writing and signed by or on behalf of the Agents. If the Agents shall elect to terminate the obligations thereof to complete the Closing as aforesaid, whether the reason for such termination is within or beyond the control of the Corporation, the liability of the Corporation hereunder shall be limited to the indemnity referred to in section 12 hereof, the right to contribution referred to in section 12 hereof and the payment of expenses referred to in section 13 hereof.

15.	Notices

Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be personally delivered or sent by facsimile on a Business Day to the following addresses:

(a)	in the case of the Corporation:

Ur-Energy Inc.

10758 W. Centennial Road

Littleton, Colorado

80127 USA

Attention:	Penne Goplerud, General Counsel
Facsimile Number:	720-981-5643

with a copy to (which shall not constitute notice):

Fasken Martineau DuMoulin LLP

55 Metcalfe Street, Suite 1300

Ottawa, Ontario

K1P 6L5

Attention:	Virginia Schweitzer
Facsimile Number:	613-230-6243
(b)	in the case of the Agents:

Dundee Securities Ltd.

1 Adelaide Street East

Suite 2700

Toronto, Ontario

M5C 2V9

Attention:	Graham Moylan
Facsimile Number:	416-350-3312

with a copy to:

Goodmans LLP

Bay Adelaide Centre

Suite 3400, 333 Bay Street

Toronto, Ontario

M5H 2S7

Attention:	Allan Goodman
Facsimile Number:	416- 979-1234

and

ROTH Capital Partners, LLC

888 San Clemente Drive

Newport Beach, California

92660 USA

Attention:	John Dalfonsi
Facsimile Number:	949-720-7215

with a copy to

Dickinson Wright PLLC

2600 W. Big Beaver Road, Suite 200

Troy, Michigan

48084-3312 USA

Attention:	Michael Raymond
Facsimile Number:	248-433-7274

Any such notice or other communication shall be in writing, and unless delivered to the person identified above, shall be given by facsimile, and shall be deemed to have been given on the day on which it was delivered or sent by facsimile unless it was faxed outside of the usual business hours in the jurisdiction of the recipient, in which case it shall be deemed given on the next Business Day.

Either the Corporation or the Agents may change its address for notice by notice given in the manner aforesaid.

16.	Miscellaneous
(a)	Governing Law: This Agreement shall be governed by and be interpreted in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein and the parties hereto irrevocably attorn to the jurisdiction of the courts of such province.
(b)	Time of Essence: Time shall be of the essence of this Agreement.
(c)	Survival: All representations, warranties, covenants and agreements of the Corporation herein contained or contained in any documents contemplated by, or delivered pursuant to, this Agreement or in connection with the purchase and sale of the Offered Securities shall survive the purchase and sale of the Offered Securities for a period of two years and shall continue in full force and effect for the benefit of the Agents and the Purchasers, regardless of any subsequent disposition of Offered Securities or any investigation by or on behalf of the Agents with respect thereto. The representations, warranties and covenants of the Agents herein contained and in connection with the transactions contemplated herein shall survive the Closing for a period of two years and shall continue in full force and effect for the benefit of the Corporation notwithstanding the Closing or any investigation made by or on behalf of the Corporation with respect thereto.
(d)	Counterparts and Delivery: This Agreement may be executed by any one or more of the parties to this Agreement in any number of counterparts and delivered by facsimile or e-mail (in PDF format), each of which when so executed shall be deemed to be an original and all of which when taken together shall constitute one and the same agreement.

(e)	Entire Agreement: This Agreement constitutes the entire agreement between the Corporation and the Agents in connection with the issue and sale of the Offered Securities by the Corporation and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, including, but not limited to, any engagement agreement or term sheet, as amended, relating to the Offering between the Corporation and the Agents.
(f)	Severability: If any provision of this Agreement is determined to be void or unenforceable in whole or in part, it shall be deemed not to affect or impair the validity of any other provision of this Agreement and such void or unenforceable provision shall be severed from this Agreement.
(g)	Authority of Lead Agent: All actions (other than immaterial, technical corrections, which may be undertaken by the Lead Agent) which must or may be taken by the Agents in connection with this Agreement, including any agreement, waiver, order, notice, direction, receipt or other action to be made, given or taken by the Agents hereunder may be made, given or taken by the Lead Agent on behalf of the Agents following a collaboration with and consent by the U.S. Placement Agent, which consent will not be unreasonably withheld or delayed, and the Corporation shall accept notification of any such actions from the Lead Agent.
(h)	Successors and Assigns: The terms and provisions of this Agreement shall be binding upon and enure to the benefit of the Corporation, the Agents and the Purchasers and their respective executors, heirs, successors and permitted assigns; provided that, except as provided herein or in the Subscription Agreements, this Agreement shall not be assignable by any party without the written consent of the others.
(i)	Further Assurances: Each of the parties hereto shall do or cause to be done all such acts and things and shall execute or cause to be executed all such documents, agreement and other instruments as may reasonably be necessary or desirable for the purpose of carrying out the provisions and intent of this Agreement.

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Would you kindly confirm the agreement of the Corporation to the foregoing by executing six duplicate copies of this Agreement and thereafter returning six such executed copies to Dundee Securities Ltd.

Yours truly,

DUNDEE SECURITIES LTD.		ROTH CAPITAL PARTNERS, LLC
By:	(Signed) David G. Anderson	By:	(Signed) John Dalfonsi

The undersigned hereby accepts and agrees to the foregoing as of the 23rd day of February, 2012.

UR-ENERGY INC.
By:	(Signed) Wayne W. Heili

Schedule A

Form of Opinion

Subject to standard assumptions and qualifications, reliance on representations and warranties of Agents and Purchasers and subject to qualifications regarding jurisdiction.

1.	The Corporation was continued and is existing and has not been dissolved under the Canada Business Corporations Act. The Corporation has all necessary corporate power and capacity and the Corporation is qualified to own, lease and operate its property and assets.
2.	The Corporation is authorized to issue an unlimited number of Common Shares and an unlimited number of Class A Preference Shares, of which, as of February 22, 2012, 103,774,252 Common Shares and no Class A Preference Shares are outstanding.
3.	The Corporation has all necessary corporate power and capacity, and has taken all necessary corporate action, to authorize, execute and deliver the Agreements and the Ancillary Documents, and to perform all of its obligations thereunder, including for the issue of the Offered Securities.
4.	Each of the Agreements and the Ancillary Documents has been authorized, executed and delivered by the Corporation and constitutes a legal, valid and binding obligation of the Corporation, enforceable against the Corporation in accordance with the terms thereof.
5.	The Offered Securities have been authorized and issued as fully paid and non-assessable shares.
6.	The authorization, execution and delivery of each of the Agreements and each of the Ancillary Documents, the compliance by the Corporation with the provisions thereof and the consummation of the transactions contemplated therein, including the offering, issue and sale of the Offered Securities do not and will not (i) conflict with or result in any breach or violation of the articles or by-laws of the Corporation or (ii) violate the provisions of any law, statute, rule or regulation to which the Corporation is subject.
7.	The offering, issue, sale and delivery of the Offered Securities by the Corporation to Purchasers resident in the Offering Jurisdictions in accordance with the Subscription Agreements has been effected in such a manner as to be exempt, either by statute, regulation, instrument or order, from the prospectus requirements of the Securities Laws of the Offering Jurisdiction and no prospectus will be required, no other document will be required to be filed, no proceeding will be required to be taken and no approval, permit, consent, order or authorization of any regulatory authority will be required to be obtained under the Securities Laws of the Offering Jurisdiction to permit or in connection with the offering, issue, sale and delivery of Offered Securities to such Purchasers. We note however that the Corporation is required to file with the Ontario Securities Commission within 10 days after the date of issue and sale of the Offered Securities a report prepared and executed in accordance with Form 45-106F1 prescribed under National Instrument 45-106 – Prospectus and Registration Exemptions of the Canadian Securities Administrators (“NI 45-106”) in respect of Offered Securities purchased by Purchasers.
8.	No prospectus will be required, no other document will be required to be filed, no proceeding will be required to be taken and no approval, permit, consent, order or authorization of any regulatory authority will be required to be obtained under the Securities Laws to permit or in connection with the first trade of Offered Securities through a registrant properly registered under such Securities Laws in compliance therewith provided that at the time of such first trade:

(a)	the Corporation is and has been a reporting issuer for the four months immediately preceding the trade in any jurisdiction of Canada;
(b)	at least four months have elapsed from the date of issue of the Offered Securities;
(c)	the certificates representing the Offered Securities carry the legend required by NI 45-102 or, if the Offered Securities are entered into direct registration or other electronic book entry system or if the purchaser did not directly receive a certificate representing the security, the purchaser received written notice containing the legend restriction notation;
(d)	the trade is not a “control distribution” as such term is defined in section 1.1 of National Instrument 45-102 - Resale of Securities of the Canadian Securities Administrators (“NI 45-102”);
(e)	no unusual effort is made to prepare the market or to create a demand for the security that is the subject of the trade;
(f)	no extraordinary commission or consideration is paid to a Person or company in respect of the trade; and
(g)	if the selling security holder is an insider or officer of the Corporation, the selling security holder has no reasonable grounds to believe that the Corporation is in default of securities legislation.
9.	The Offering is conditionally acceptable to the Stock Exchanges, subject to compliance by the Corporation with the listing conditions set out in the Conditional Listing Letters.

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